May 20, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Artisan Funds, Inc.

Fidelity Bond Filing

1933 Act Registration No. 33-88316

1940 Act Registration No. 811-8932

Dear Sir or Madam:

On behalf of Artisan Funds, Inc. (“Artisan Funds”), we enclose the following documents for filing under Rule 17g-1(g)(1) under the Investment Company Act of 1940:

1.	One copy of the fidelity bond, including all riders (the “Fidelity Bond”), for Artisan Funds, Artisan Partners Limited Partnership (Artisan Funds’ adviser) and Artisan Distributors LLC (Artisan Funds’ distributor).

2.	One copy of the resolutions adopted by Artisan Funds’ board of directors, including the directors who are not “interested persons” of Artisan Funds, approving:

•	the amount, type, form and coverage of the Fidelity Bond and the portion of the premiums to be paid by Artisan Funds; and

3.	One copy of the executed Third Amended and Restated Fidelity Bond Allocation Agreement.

The Fidelity Bond was received by Artisan Funds from its insurance agent on May 15, 2009. Premiums for the enclosed Fidelity Bond have been paid for the period 12:01 a.m. on March 27, 2009 to 12:01 a.m. on March 27, 2010.

The enclosed Fidelity Bond provides for aggregate coverage per loss of $7,500,000. Had Artisan Funds not been named as an insured under a joint insured bond, it would have been required by rule 17g-1(d) to provide and maintain a single insured bond in the amount of at least $2,500,000.

If you have any questions or require additional information, please do not hesitate to contact me at 414.299.4130.

Sincerely,

/s/ LAWRENCE A. TOTSKY
Lawrence A. Totsky Treasurer

Enclosures